Mail Stop 4561

March 31, 2009

Bart C. Shuldman
Chairman, President and CEO
TransAct Technologies, Inc.
One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

> **Re: Transact Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 8-K Filed March 10, 2009**
> **File no. 0-21121**

Dear Mr. Shuldman:

      We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note the disclosure on pages 1 and F-7 in your Form 10-K that your product distribution spans across the Middle East and the Caribbean Islands, which are regions that are generally understood to include Iran, Syria, Sudan, and Cuba. Also, it appears from a dropdown menu on your website that nationals of Cuba,

Iran, Sudan, and Syria can contact you through your website or telephone with questions related to your business or products. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, or services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Item 1. Business

The Company, page 1

3.   We note your disclosure that you sell your products to OEMs, VARs, selected distributors and directly to end-users. Please tell us whether you have considered including a separately captioned section that would provide additional information regarding the distribution methods for your products. See Item 101(h)(4)(ii) of Regulation S-K. For example, consider disclosing in future filings the percentage of your products that you sell through each of your distribution channels as well as whether you maintain an internal sales force.

4.   We note that you are in the process of outsourcing the majority of your printer production to a company in China. Please describe your contractual arrangements

with this company and disclose the name of this manufacturer. Please provide
your analysis as to whether you are required to file any agreements with this
company as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: Year ended December 31, 2008 compared to year ended
December 31, 2007, page 16

5.   There are many instances where two or more sources of a material change have
        been identified, but the dollar amounts for each source that contributed to the
        change were not disclosed. For instance, you state on page 16-17 that the
        decrease in international banking and POS printer shipments was due primarily to
        lower sales to distributors in Europe and Asia, offset by an increase in printer
        sales to distributors in Latin America, without quantifying the contributing and
        offsetting factors. As another example, you state on pages 18 that domestic
        revenue from TSG increased primarily due to increased sales of consumable
        products and, to a lesser extent, higher maintenance and repair services, offset by
        a decline in sales of replacement parts for legacy printers. Tell us what
        consideration you gave to quantifying each contributing factor, including
        offsetting factors, relating to a material change pursuant to the requirements of
        Instruction 4 to Item 303(a) of Regulation S-K and the related interpretative
        guidance in Section III.D. of SEC Release 33-6835.

6.   We note that you have provided little information concerning the pricing
        environment for the products and services sold over the last three years. Tell us
        what consideration you gave to discussing in quantified terms the extent to which
        material changes in revenue were due to changes in volume versus changes in
        pricing or to the introduction of new products. See Item 303(a)(3)(iii) of
        Regulation S-K.

Gross Profit, page 18

7.   You disclose that the increase in gross profit and gross margin was "somewhat
        offset by a less favorable sales mix," without further explanation. Please tell us in
        quantitative and qualitative terms, and disclose in future filings as applicable, the
        reasons for the changes in product mix and the ways in which the mix proved less
        favorable.

Item 9A. Controls and Procedures, page 27

8.   We note your disclosures regarding limitations on effectiveness of controls and
        your statement that a "control system, no matter how well conceived and
        operated, can provide only reasonable, not absolute, assurance that the control

system's objectives will be met." Please confirm, if true, that the Company's disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that f your CEO and CFO concluded that your controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

9.   You do not appear to have included the information required by Item 308(c) of Regulation S-K in your Form 10-K. Please tell us whether or not there were changes in your internal controls over financial reporting during last fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting. In addition, ensure that future reports include the information required by Item 308(c) of Regulation S-K.

Consolidated Statements of Operations, page F-4

10.   We note from your disclosures on page 1 that the Company provides maintenance and warranty services and markets the sale of consumable products through the TransAct Services Group. We further note that this Group accounted for approximately 19.8% and 25.4% of the Company's total net sales in fiscal 2008 and 2007, respectively. Tell us how you considered presenting separate line items for product and service revenues and the related cost of revenues pursuant to Article 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Inventories, page F-8

11.   We note that the Company's net inventory included a reserve of $3,050,000 and $2,850,000 at December 31, 2008 and 2007, respectively. With regards to your inventory valuation, tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Tell us whether inventory previously written down to the estimated net realizable value is ever written back up due to changes in future demand and market conditions. Additionally, tell us whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs and if so, whether such sales were material to the years presented in your financial statements.

Revenue Recognition, page F-8

12.   We note from your disclosures on page 6 that the Company sells its products through resellers (i.e. OEMs and distributors). Please explain your revenue recognition policy for products sold through your resellers. For instance, tell us whether revenue from your resellers is recognized on a sell-in or sell through basis. If your policy differs amongst resellers, then please explain why. Also, if you recognize revenue on a sell through basis, then tell us how you account for inventory upon delivery to the resellers and tell us the amount of inventory held at resellers for each period presented. Further, tell us how you considered including a discussion of your revenue recognition policy as it relates to indirect sales in your footnote disclosures.

Note 11. Commitments and Contingencies, page F-14

13.   We note that on May 14, 2008, the Company signed a Patent License and Settlement Agreement with FutureLogic that settled the current patent litigation and all other legal matters outstanding between the two parties. Please tell us whether the Company received any settlements funds in exchange for the license to your dual port technology and if so, please tell us how you accounted for this settlement and how you classified such funds in your financial statements.

Form 8-K Filed March 10, 2009

14.   We believe the non-GAAP operating statement columnar format appearing in the Form 8-K filed on March 10, 2009 (Exhibit 99.1) may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

15.   We note your use of non-GAAP measures in the Form 8-K filed March 10, 2009, which excludes a number of items that appear to be recurring in nature. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which appears to exclude certain items that could be considered non-recurring in nature, especially since these measures appear to be used to evaluate performance. We also note your reference to "core operations" in your discussion of non-GAAP disclosures. If you intend to use this terminology in your future filings, ensure that it is adequately defined and that you have fully explained how you determine that the excluded items are not representative of your "core operations." Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matt Crispino, Staff Attorney, at (202) 551-3456 and Maryse Mills-Apenteng, Staff Attorney at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief